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                      SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C.  20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                           TARPON COAST BANCORP, INC.
                           --------------------------
                                (Name of Issuer)

                         Common Stock,  $.01 Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                  876217 10 0
                                  -----------
                                 (CUSIP Number)

                    December 26, 2000 and December 27, 2000
                    ---------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                                  876217 10 0

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(1)  Names of Reporting Persons            Ronald Anastasy and Barbara Anastasy
     I.R.S. Identification Nos. of         (husband and wife)
     Above Persons (Entities Only)

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(2)  Check the Appropriate Box             (a) [ ]
     if a Member of a Group (See           (b) [ ]
     Instructions)

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(3)  SEC Use Only

--------------------------------------------------------------------------------

(4)  Citizenship or Place
     of Organization                       United States of America

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Number of Shares       (5)  Sole voting power             10,000
Beneficially           (6)  Shared voting power           28,000
Owned by Each          (7)  Sole dispositive power        10,000
Reporting              (8)  Shared dispositive power      28,000
Person With:

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(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        38,000

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(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain Shares
     (See Instructions) [ ]

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(11) Percent of Class Represented
     by Amount in Row (9)                  3.2%

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(12) Type of Reporting Person              IN
     (See Instructions)

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                                  Page 2 of 8
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                                  SCHEDULE 13G
                                BARBARA ANASTASY
                           TARPON COAST BANCORP, INC.

Item 1.

     (a)  Name of Issuer:
          --------------

          Tarpon Coast Bancorp, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          1490 Tamiami Trail
          Port Charlotte, FL 33948

Item 2.

     (a)  Name of Persons Filing:
          ----------------------

          Ronald Anastasy and Barbara Anastasy (husband and wife)

     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          4005 Gulfshore Boulevard North, No. 1401
          Naples, FL 34103-3405

     (c)  Citizenship:
          -----------

          United States of America

     (d)  Title of Class of Securities:
          ----------------------------

          Common Stock, $.01 par value

     (e)  CUSIP No.:
          ---------

          876217 10 0

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Item 3.

          If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with
               (S)240.13d-1(b)(1)(ii)(E).

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
               (S)240.13d-1(b)(1)(ii)(F).

     (g)  [ ]  A parent holding company or control person in accordance with
               (S)240.13d-1(b)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     Not Applicable.

Item 4.   Ownership.

     (a)  Amount Beneficially Owned:
          -------------------------

          38,000 shares

     (b)  Percent of Class:
          ----------------

          3.2%

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     (c)  Number of shares as to which such person has:
          --------------------------------------------

               (i)    Sole power to vote or to direct the vote.

                         10,000 shares (Ronald Anastasy has sole voting and dispositive power over these shares which are held in his IRA)

               (ii)   Shared power to vote or to direct the vote.

                         28,000 shares (Barbara and Ronald Anastasy share voting and dispositive power over these shares)

               (iii)  Sole power to dispose or to direct the disposition of.

                         10,000 shares (Ronald Anastasy has sole voting and dispositive power over these shares which are held in his IRA)

               (iv)   Shared power to dispose or direct the disposition of.

                         28,000 shares (Barbara and Ronald Anastasy share voting and dispositive power over these shares)

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

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Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: December 28, 2000


                                       /s/ Barbara Anastasy
                                       ------------------------
                                           Barbara Anastasy


                                       /s/ Ronald Anastasy
                                       ------------------------
                                           Ronald Anastasy


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                             JOINT FILING AGREEMENT

The undersigned agree as follows:

     (i) The undersigned are individually eligible to use the Schedule 13D to which this Agreement is attached and such Schedule 13D is filed on behalf of the undersigned; and

     (ii) The undersigned are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          Dated: December 28, 2000.

                                         /s/ Ronald Anastasy
                                         -----------------------------
                                         Ronald Anastasy


                                         /s/ Barbara Anastasy
                                         ------------------------------
                                         Barbara Anastasy


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